[Letterhead of Eversheds Sutherland (US) LLP]

March 14, 2018

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TriplePoint Venture Growth BDC Corp.

Preliminary Proxy Materials on Schedule 14A filed March 2, 2018

(File No. 814-01044)

Dear Mr. O’Connor:

On behalf of TriplePoint Venture Growth BDC Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 8, 2018 with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-01044), filed with the Commission on March 2, 2018 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Proxy Materials are indicated in the Company’s responses set forth below, such revisions have been included in the Company’s definitive Proxy Materials on Schedule 14A.

1.	Comment: On page 1 of the Proxy Materials, please clarify whether a later-dated proxy may be submitted by the Internet or telephone.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	Comment: On page 2 of the Proxy Materials, we suggest that you number the proposals in light of the subsequent discussion about the effects of abstentions and broker non-votes.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	Comment: On page 3 of the Proxy Materials, in order to aid readability, please

James E. O’Connor, Esq.

March 14, 2018

revise the following sentence: “As a result, if you hold shares in “street name” through a broker, bank or other nominee, your broker, bank or nominee will not be permitted to exercise voting discretion with respect to Proposal 1, the election of two Class I directors, or Proposal 3, proposal to authorize the Company to issue options, warrants or securities to subscribe to, convert to, or purchase shares of the Company’s common stock, in each case, in one or more offerings” to the following: “As a result, if you hold shares in “street name” through a broker, bank or other nominee, your broker, bank or nominee will not be permitted to exercise voting discretion with respect to Proposal 1, the election of two Class I directors, or Proposal 3, the proposal to authorize the Company to issue options, warrants or securities to subscribe to, convert to, or purchase common stock.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Comment: In the “Security Ownership of Certain Beneficial Owners and Management” table, please provide the Staff with all missing shareholder information before the Proxy Materials are mailed.

Response: The Company acknowledges the Staff’s comment and hereby confirms that it has included the missing shareholder information in the definitive Proxy Materials.

5.	Comment: On page 6 of the Proxy Materials, please provide all of the information required by Items 22(b)(6) – (10) of Schedule 14A for independent directors and their immediate family members, as applicable, or indicate that these items do not apply.

Response: The Company acknowledges the Staff’s comment and hereby confirms that the disclosure required by Items 22(b)(6)-(10) of Schedule 14A is not applicable to the Company’s independent directors.

6.	Comment: On page 6 of the Proxy Materials, please confirm to the Staff that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and that none are pending. See Item 401(f)(7) and (8) of Reg. S-K, which is applied through Item 22(b)(11) of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and hereby confirms there are no such legal proceedings in the past 10 years and no such legal proceedings are pending. The Company has also included disclosure to this effect in the definitive Proxy Materials.

7.	Comment: On pages 7- 8 of the Proxy Materials, except for any director or nominee for election as director who is not or would not be an “interested

James E. O’Connor, Esq.

March 14, 2018

person” of the Company within the meaning of section 2(a)(19) of the Investment Company Act, describe any positions, including as an officer, employee, director, or general partner, held with affiliated persons or principal underwriters of the Company. See Item 22(b)(2) of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and hereby confirms that the Proxy Materials disclose any positions held by the interested directors, James P. Labe and Sajal K. Srivastava, with affiliated persons or principal underwriters of the Company. Specifically, Mr. Labe is the Chief Executive Officer and Mr. Srivastava is the President and Chief Investment Officer, of TriplePoint Capital LLC.

8.	Comment: On page 21 of the Proxy Materials, please bold the following sentence: “This conversion or exercise price may, however, be less than our net asset value per share at the date such securities are issued or at the date such securities are converted into or exercised for shares of our common stock.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

9.	Comment: On page 22 of the Proxy Materials, please revise the following overly complex sentence: “In addition, it is possible that the board of directors will authorize the issuance of options, warrants or securities to subscribe for or convertible into shares of the Company’s common stock that contain anti-dilution protections, to the extent permissible under the 1940 Act, and that, as a result of such anti-dilution protections, the price at which such securities may be exercisable or convertible into shares of the Company’s common stock may be adjusted to a price less than the current market value per share of the Company’s common stock or the net asset value per share of the Company’s common stock at the time of such adjustment or at the time of their issuance” to the following: “In addition, it is possible that the board of directors will authorize the issuance of options, warrants or securities to subscribe for or convertible into shares of the Company’s common stock that, to the extent permissible under the 1940 Act, may be exercisable or convertible into shares of the Company’s common stock at a price less than the current market value per share of the Company’s common stock or the net asset value per share of the Company’s common stock at the time of such adjustment or at the time of their issuance.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Comment: On page 23 of the Proxy Materials, please bold the following sentence: “Any exercise of options, warrants or securities to subscribe for or convertible into shares of the Company’s common stock at an exercise or conversion price that is below net asset value at the time of such exercise or conversion, would result in an immediate dilution to existing common stockholders.”

James E. O’Connor, Esq.

March 14, 2018

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815, Steven B. Boehm at (202) 383-0176 or Harry Pangas at (202) 383-0805.

Sincerely,

/s/ Vlad M. Bulkin
Vlad M. Bulkin

cc:	James Labe / TriplePoint Venture Growth BDC Corp.

Sajal Srivastava / TriplePoint Venture Growth BDC Corp.

Andrew J. Olson / TriplePoint Venture Growth BDC Corp.

Steven B. Boehm / Eversheds Sutherland (US) LLP

Harry Pangas / Eversheds Sutherland (US) LLP